

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 25, 2011

Via E-mail
Mark D. Klein
Chairman, President and Chief Executive Officer
57th Street General Acquisition Corp.
590 Madison Avenue, 35th Floor
New York, New York 10022

> **Re: 57th Street General Acquisition Corp.**
> **Amendment No. 8 to Schedule TO-I**
> **Filed April 25, 2011**
> **File No. 005-85485**

Dear Mr. Klein:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. After reviewing the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 1 in our letter dated April 22, 2011. The current disclosure in the question and answer "Why is the Offer for 1,803,607 Common Shares?" implies that you will have no more than $18,000,000 available following the payment of the Cash Consideration and deal expenses and reservation for the working capital condition, unless costs and expenses are lower than expected. However, based on funds of $54,498,401 in the Trust Account and $212,000 in cash and cash equivalents, you should have approximately $18,031,471 available, even if costs and expenses are not lower than the anticipated amount of $2,678,930. Accordingly, please revise the disclosure in this section to clarify how you intend to use the excess monies from the $18,031,471 available to you, when only $18,000,000 of such amount is required for payment for tendered Common Shares, assuming a purchase price of $9.98 per share. Please also revise the disclosure in this section to clarify why you have decided not to tender for the amount of Common Shares represented by $18,031,471.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Charles Lee, Attorney-Advisor, at (202) 551-3427, Brigitte Lippmann, Special Counsel, at (202) 551-3713 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Brigitte Lippmann   for

H. Christopher Owings
Assistant Director

cc: Douglas S. Ellenoff, Esq.
       Ellenoff Grossman & Schole LLP